d·local

Financial Results

2nd Quarter of 2024



Unlocking the potential of Emerging Markets

Bogota, Colombia

d·

Second Quarter 2024 results



Total Processed Volume

$6.0B

▲ **+38%** YoY ▲ **+14%** QoQ

$4.4 — 2Q23
$5.3 — 1Q24
$6.0 — 2Q24

Revenue

$171M

▲ **+6%** YoY | ▼ **-7%** QoQ
NRR **100%**

$161 — 2Q23
$184 — 1Q24
$171 — 2Q24

Gross Profit

$70M

▼ **-1%** YoY | ▲ **+11%** QoQ

$71 — 2Q23
$63 — 1Q24
$70 — 2Q24

Adjusted EBITDA

$43M

▼ **-18%** YoY | ▲ **+16%** QoQ

$52 — 2Q23
$37 — 1Q24
$43 — 2Q24

* Record Setting Total Processed Volume for Q2 2024 at $6B, up nearly 40% YoY
* Gross Profit and EBITDA back to sequential growth, up 11% and 16% QoQ respectively
* Sustained Generation of Cash with FCF of Own Funds growing by $35M QoQ

dLocal reports in US dollars and in accordance with IFRS as issued by the IASB

Montevideo, Uruguay August 14, 2024 — DLocal Limited ("dLocal", "we", "us", and "our") (NASDAQ:DLO), a technology - first payments platform today announced its financial results for the second quarter ended June 30, 2024.





> "We continue to thrive across emerging markets, embracing their complexities and delivering simple, effective solutions to our merchants. Our focus remains on execution and long-term growth. As we scale, this growth will help mitigate short-term volatility and dilute market fluctuations. Therefore, it is crucial to continue focusing on TPV growth, increasing our share of wallet, and adding new clients - all of which we have consistently delivered since the company's inception, while driving operational leverage in the business once we get through the current disciplined investment cycle we are in.





Pedro Arnt
CEO of dLocal

We continue to see strong growth in our business, achieving another quarterly record of $6.0 billion of TPV during the second quarter of 2024, an increase of nearly 40% year-over-year. This occurred despite the tough comparison with last year's 80% growth during the same period. The evolution of this key metric demonstrates our continued ability to grow as we gain share of wallet from our global merchant base and add new merchants to the mix. It also underscores our unique value proposition as a trusted partner for some of the largest and most sophisticated global companies across emerging markets.

The TPV performance was good across multiple verticals, including continued strong growth in the commerce, on-demand delivery, and remittance verticals; accelerating growth from SaaS and ride-hailing. This kind of sustained and well diversified TPV growth, with a focused commitment to low-risk high-reputation verticals, sets us up well for long-term success. We believe that our year-over-year growth showcases a unique in class combination of growth while focusing on reputable verticals, which sets us apart from relevant comps base, who either grow less, over index high-risk verticals, or do both.

Net take rates have held up sequentially, despite unfavourable events, like repricing by our largest merchant at the beginning of the year, material currency devaluations in Nigeria and Egypt, and continued weakening across most emerging markets currencies. The stable sequential net take rate and growing TPV during the quarter translated to 11% quarter-over-quarter gross profit growth.

Our OPEX, excluding non-cash share-based compensation, grew by only $1 million sequentially, after previous quarters of sequential growth above $4 million, as we adjusted our cash spend to the weaker gross profit. As mentioned previously, there is a limit to how much we are willing to defend margins in the short-term, as we are committed to certain investments, which are crucial for our long-term success, particularly those in our engineering pool, back-office capabilities and behind our license portfolio. But, to balance this out, we are always revising other discretionary spending to make sure it matches our topline performance and is aligned with our general philosophy of frugality. Consequently, our Adjusted EBITDA reached $43 million, reflecting our still lean structure and disciplined spending. Our cash generation also accelerated versus the prior quarter, posting a $35 million of Free Cash



Flow from own funds, a conversion rate of 77%, up $23 million and 7 percentage points compared to the second quarter of 2023.

These highlights also come with certain challenges that we are focused on rapidly addressing. Year-over-year gross profit performance was flat, primarily due to a 13% decline in LatAm. This decline was driven by (i) the Argentine FX devaluation and (ii) the repricing by our largest merchant in Brazil and Mexico. Despite stellar Africa and Asia gross profit growth of 79% year-over-year, it did not suffice to offset those two events.

Taking a step back from a short-term quarterly prism, dLocal remains an incredibly strong company, with a fantastic total addressable market, attractive business model and extremely promising future, that at some point will be reflected in capital market performance. To keep things in perspective:

- We maintain strong product market validation as witnessed by almost 40% year-over-year and 14% quarter-over-quarter TPV growth;

- Still run a high margin financial model with Adjusted EBITDA to Gross Profit at 60%+ and ability to scale from there to previous levels;

- Cash conversion is strong and growing as EBITDA increased sequentially, with a cash conversion close to 100% for the last twelve months.

When we analyse the potential of all this compounded over time, it is hard to not be optimistic about our future, despite the inherent challenges and volatility existent in emerging markets. The long term future is bright, and our own ability to execute is the most important factor.

Our optimism in the future is also reflected in our capital allocation strategy. Our business has an attractive cash generation profile, and we see upside in our stock as we grow and scale; and as a consequence of this we have bought back stock during the quarter at a rapid pace.

As known, emerging markets are inherently volatile, which can, and often do, impact our short-term results. However, our long-term view remains optimistic as stated earlier. The quarterly bottom-up review of our pipeline and existing contracts, where we project out probable market growth, and new commercial opportunities on a merchant-by-merchant basis, gets us to the following revised outlook for 2024:

- TPV of $24.5-26.5 billion; due to slower volume ramp-ups, pipeline volume even more skewed towards Tier 0 merchants, and weakening currencies in emerging markets

- Gross profit of $280-300 million; in addition to the reasons outlined above, driven by increased local-to-local flows, and

- Adjusted EBITDA of $180-200 million, supporting crucial long-term investments that enhance our value proposition and internal controls

We continue to thrive across emerging markets, embracing their complexities and delivering simple, effective solutions to our merchants. Our focus remains on execution and long-term growth. Our commitment to our merchants and our expertise in these regions enable us to consistently win business from these global merchants. As we scale, this growth will help mitigate short-term volatility and dilute market fluctuations. Therefore, it is crucial to continue focusing on TPV growth, increasing our share of wallet, and adding new clients - all of which we have consistently delivered since the company's inception, while driving operational leverage in the business once we get through the current disciplined investment cycle we are in.

We are thankful for the continued support and confidence in our vision. We are committed to executing our strategy and driving long-term value for our shareholders. We look forward to updating you on our progress in the coming quarters.

d·local





We continue to grow our volume and share of wallet with the largest and most sophisticated merchants in the world.

Second quarter 2024 financial highlights

- Total Payment Volume ("TPV") reached a record US$6.0 billion in the second quarter, up 38% year-over-year compared to US$4.4 billion in the second quarter of 2023 and up 14% compared to US$5.3 billion in the first quarter of 2024.

- Revenues amounted to US$171.3 million, up 6% year-over-year compared to US$161.1 million in the second quarter of 2023 and down 7% compared to US$184.4 million in the first quarter of 2024. This quarter-over-quarter decline was mostly driven by the currency devaluation in Nigeria and Egypt, despite the healthy TPV growth.

- Gross profit was US$69.8 million in the second quarter of 2024, down 1% compared to US$70.8 million in the second quarter of 2023 and up 11% compared to US$63.0 million in the first quarter of 2024. The improvement in gross profit quarter-over-quarter was primarily due to (i) temporary FX dynamics in Nigeria; (ii) positive performance of Argentina, Other LatAm and Other Africa and Asia countries; and (iii) Brazil, with lower processing costs following renegotiation with processors, and change in payment mix, which partially offset the impact of key merchant repricing (full impact in second quarter of 2024 versus two months in first quarter of 2024).

- As a result, gross profit margin was 41% in this quarter, compared to 44% in the second quarter of 2023 and 34% in the first quarter of 2024.

- Gross profit over TPV was at 1.2% decreasing from 1.6% in the second quarter of 2023 and flat compared to the first quarter of 2024, mainly due to FX dynamics in Nigeria and Egypt and renegotiation with processors in Brazil, which combined were sufficient to offset the incremental sequential impact of the above-mentioned top merchant repricing.

- Operating income was US$30.2 million, down 37% compared to US$47.8 million in the second quarter of 2023 and up 12% compared to US$26.9 million in the first quarter of 2024, impacted by higher gross profit and disciplined OPEX investment. In this context, operating expenses grew by 72% year-over-year and 10% quarter-over-quarter, with a clear allocation tilt towards investments focused on Product Development & IT capabilities; coupled with investment to strengthen our back-office capabilities for future growth. In addition, in the second quarter of 2024, we recorded an extraordinary US$1.6 million operating loss as we wrote-off certain amounts related to merchants/processors off-boarded by dLocal.

- As a result, Adjusted EBITDA was US$42.7 million , down 18% compared to US$52.0 million in the second quarter of 2023 and up 16% compared to US$36.8 million in the first quarter of 2024.

- Adjusted EBITDA margin was 25%, compared to the 32% recorded in the second quarter of 2023 and 20% in the first quarter of 2024. On the annual comparison, the decrease is explained by the gross profit dynamics and our decision to sustain many of the long-term investments, as previously mentioned. Following the same trend, Adjusted EBITDA over gross profit of 61% decreased compared to 74% in the second quarter of 2023 and increased compared to 58% in the first quarter of 2024.

- Net financial income was US$28.0 million, compared to US$7.5 million in the second quarter of 2023 and US$0.3 million in the first quarter of 2024.

- Effective income tax rate was 18%, compared to 16% in the second quarter of 2023 and 29% in the first quarter of 2024, closer to levels of previous quarters.

- Net income for the second quarter of 2024 was US$46.2 million, or US$0.15 per diluted share, up 3% compared to a profit of US$44.8 million, or US$0.15 per diluted share, for the second quarter of 2023 and up 161% compared to a profit of US$17.7 million, or US$0.06 per diluted share for the first quarter of 2024. During the second quarter of 2024, net income was mostly impacted by higher finance income, given the $23 million non-cash mark to market effect related to Argentine bonds investments used to hedge our local currency position in that market.

- As of June 30, 2024, dLocal had US$531.6 million in cash and cash equivalents, including US$186.2 million of own funds and US$345.4 million of merchants' funds. The consolidated cash position decreased by US$17.8 million from US$549.4 million as of June 30, 2023. When compared to the US$572.4 million cash position as of March 31, 2024, it decreased by US$40.7 million, mainly explained by the US$81.8 million of own funds used to buy back the company's own shares, in connection to the US$200 million Share Buyback Program announced in May 2024.

The following table summarizes our key performance metrics:

	Three months ended 30 of June			Six months ended 30 of June		
	2024	**2023**	*% change*	**2024**	**2023**	*% change*
Key Performance metrics	**(In millions of US$ except for %)**					
TPV	6,035	4,373	*38%*	11,346	7,948	*43%*
Revenue	171.3	161.1	*6%*	355.7	298.4	*19%*
Gross Profit	69.8	70.8	*-1%*	132.8	132.6	*0%*
Gross Profit margin	*41%*	*44%*	*-3p.p*	*37%*	*44%*	*-7p.p*
Adjusted EBITDA	42.7	52.0	*-18%*	79.5	97.5	*-19%*
Adjusted EBITDA margin	*25%*	*32%*	*-7p.p*	*22%*	*33%*	*-10p.p*
Adjusted EBITDA/Gross Profit	*61%*	*74%*	*-12p.p*	*60%*	*74%*	*-14p.p*
Profit	46.2	44.8	*3%*	64.0	80.2	*-20%*
Profit margin	*27%*	*28%*	*-1p.p*	*18%*	*27%*	*-9p.p*

Second quarter 2024
business highlights

- During the second quarter of 2024, pay-ins TPV increased 34% year-over-year and 17% quarter-over-quarter to US$4.3 billion, accounting for 71% of the TPV.

- Pay-outs TPV increased by 49% year-over-year and 7% quarter-over-quarter to US$1.8 billion, accounting for the remaining 29% of the TPV.

- Cross-border TPV increased by 22% year-over-year and 11% quarter-over-quarter to US$2.7 billion. Cross-border volume accounted for 45% of the TPV in the second quarter of 2024.

- Local-to-local TPV increased by 55% year-over-year and 16% quarter-over-quarter to US$3.3 billion. Local-to-local volume accounted for 55% of the TPV in the second quarter of 2024.

- LatAm revenue increased 9% year-over-year to US$138.7 million, accounting for 81% of total revenue. On the annual comparison, the growth was primarily driven by commerce and streaming in Mexico, and strong performance of Other LatAm, across different verticals. Sequentially, LatAm revenue grew by 11% mainly driven by recovery in Argentina revenues due to strong performance across commerce and on-demand delivery verticals.

- In the Africa and Asia region, revenue decreased by 5% year-over-year, primarily driven by lower revenues in Nigeria due to Naira devaluation in February 2024, despite strong growth performance in Egypt across advertising and streaming verticals; and in Other Africa and Asia. The currency devaluation is also the main driver of the sequential decrease.

- LatAm gross profit decreased by 13% year-over-year and increased by 10% quarter-over-quarter to US$53.5 million, accounting for 77% of total gross profit. Most of the year-over-year decline is explained by Argentina, due to lower FX spreads following the currency devaluation in December 2023. In the region, gross profit was also impacted by Mexico, due to merchant repricing and local-to-local increase; and by Chile, given lower cross-border volumes. Other LatAm markets showed a 10% year-over-year increase in gross profit, driven by Tier 0 merchants' growth. Sequentially, the growth was mainly driven by the (i) growth in Argentina, and other LatAm markets, primarily Colombia and Costa Rica; and (ii) Brazil, with lower processing costs following renegotiation with processors, coupled with change in payment mix. Those two factors partially offset the impact of a key merchant repricing, with full impact in the second quarter of 2024 compared to 2 months in previous one.

- Africa and Asia gross profit increased by 79% year-over-year to US$16.3 million, accounting for the remaining 23% of total gross profit. This annual comparison is explained by our overall growth in Egypt; ramp-up of our merchants in South Africa, primarily in the commerce vertical; and temporary FX dynamics in Nigeria. Sequentially, gross profit increased by 13%, attributable to temporary FX dynamics in Nigeria and growth in Other Africa and Asia.

- During the quarter, Revenue from Existing Merchants reached US$161.7 million compared to US$ 177.1 million in the first quarter of 2024. The quarter-over-quarter comparison was negatively affected by the currency devaluation, as previously discussed, despite healthy volume growth. On the annual comparison, Revenue from Existing Merchants increased by 8% and the net revenue retention rate, or NRR, reached 100%, which was impacted by Nigeria currency devaluation.

- Revenue from New Merchants accounted for US$9.6 million in the second quarter of 2024 compared to US$ 11.2 million in the same quarter of the prior year.

The tables below present the breakdown of dLocal's TPV by product and type of flow:

In millions of US$ except for %	Three months ended 30 of June				Six months ended 30 of June			
	2024	% share	2023	% share	2024	% share	2023	% share
Pay-ins	4,273	71%	3,190	73%	7,930	70%	5,693	72%
Pay-outs	1,763	29%	1,184	27%	3,416	30%	2,255	28%
Total TPV	**6,035**	*100%*	**4,373**	*100%*	**11,346**	*100%*	**7,948**	*100%*

In millions of US$ except for %	Three months ended 30 of June				Six months ended 30 of June			
	2024	% share	2023	% share	2024	% share	2023	% share
Cross-border	2,701	45%	2,219	51%	5,127	45%	4,179	53%
Local to Local	3,334	55%	2,154	49%	6,219	55%	3,769	47%
Total TPV	**6,035**	*100%*	**4,373**	*100%*	**11,346**	*100%*	**7,948**	*100%*

The tables below present the breakdown of dLocal's revenue by geography:

In millions of US$ except for %	Three months ended 30 of June				Six months ended 30 of June			
	2024	% share	2023	% share	2024	% share	2023	% share
Latin America	**138.7**	*81%*	**126.9**	*79%*	**264.1**	*74%*	**225.1**	*75%*
Brazil	42.3	*25%*	41.2	*26%*	85.3	*24%*	64.0	*21%*
Argentina	20.5	*12%*	20.7	*13%*	34.3	*10%*	40.7	*14%*
Mexico	35.8	*21%*	28.3	*18%*	69.9	*20%*	51.0	*17%*
Chile	12.3	*7%*	14.2	*9%*	24.7	*7%*	28.4	*10%*
Other LatAm	27.8	*16%*	22.5	*14%*	49.9	*14%*	41.0	*14%*
Africa & Asia	**32.6**	*19%*	**34.3**	*21%*	**91.6**	*26%*	**73.3**	*25%*
Nigeria	1.1	*1%*	20.4	*13%*	8.3	*2%*	47.3	*16%*
Egypt	15.0	*9%*	4.7	*3%*	54.0	*15%*	8.1	*3%*
Other Africa & Asia	16.5	*10%*	9.2	*6%*	29.2	*8%*	17.9	*6%*
Total Revenue	**171.3**	*100%*	**161.1**	*100%*	**355.7**	*100%*	**298.4**	*100%*

The tables below present the breakdown of dLocal's gross profit by geography:

In millions of US$ except for %	Three months ended 30 of June				Six months ended 30 of June			
	2024	% share	2023	% share	2024	% share	2023	% share
Latin America	**53.5**	**77%**	**61.7**	**87%**	**102.1**	**77%**	**114.5**	**86%**
Brazil	19.2	28%	19.6	28%	37.1	28%	30.6	23%
Argentina	7.6	11%	13.8	19%	12.8	10%	31.6	24%
Mexico	8.8	13%	10.6	15%	18.7	14%	17.5	13%
Chile	8.3	12%	8.9	13%	15.7	12%	18.0	14%
Other LatAm	9.6	14%	8.7	12%	17.7	13%	16.8	13%
Africa & Asia	**16.3**	**23%**	**9.1**	**13%**	**30.7**	**23%**	**18.1**	**14%**
Nigeria	2.0	3%	0.2	0%	2.5	2%	2.6	2%
Egypt	9.8	14%	4.2	6%	20.1	15%	6.9	5%
Other Africa & Asia	4.5	7%	4.7	7%	8.1	6%	8.5	6%
Total Gross Profit	**69.8**	**100%**	**70.8**	**100%**	**132.8**	**100%**	**132.6**	**100%**

Operating across 40+ countries in emerging markets

Santo Domingo, D. Republic

Cape Town, South Africa

Karachi, Pakistan

d·

Special note regarding Adjusted EBITDA and Adjusted EBITDA Margin

dLocal has only one operating segment. dLocal measures its operating segment's performance by Revenues, Adjusted EBITDA and Adjusted EBITDA Margin, and uses these metrics to make decisions about allocating resources.

Adjusted EBITDA as used by dLocal is defined as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the changes in fair value of financial assets and derivative instruments carried at fair value through profit or loss, impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses, and inflation adjustment. dLocal defines Adjusted EBITDA Margin as the Adjusted EBITDA divided by consolidated revenues.

Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, ("Operating Segments"), Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. Nevertheless, dLocal's Adjusted EBITDA and Adjusted EBITDA Margin metrics should not be viewed in isolation or as a substitute for net income for the periods presented under IFRS. dLocal also believes that its Adjusted EBITDA and Adjusted EBITDA Margin metrics are useful metrics used by analysts and investors, although these measures are not explicitly defined under IFRS. Additionally, the way dLocal calculates operating segment's performance measures may be different from the calculations used by other entities, including competitors, and therefore, dLocal's performance measures may not be comparable to those of other entities. Finally, dLocal is unable to present a quantitative reconciliation of forward-looking guidance for Adjusted EBITDA and Adjusted EBITDA over gross profit, which are forward-looking non-IFRS measures, because dLocal cannot reliably predict certain of their necessary components, such as impairment gains/(losses) on financial assets, transaction costs, and inflation adjustment.

The table below presents a reconciliation of dLocal's Adjusted EBITDA to net income:

$ in thousands	Three months ended 30 of June		Six months ended 30 of June	
	2024	**2023**	**2024**	**2023**
Profit for the period	**46,239**	**44,791**	**63,957**	**80,241**
Income tax expense	10,060	8,774	17,174	13,055
Depreciation and amortization	4,089	2,869	7,851	5,384
Finance income and costs, net[1]	(28,045)	(7,459)	(28,344)	(8,850)
Share-based payment non-cash charges	6,776	1,421	11,237	3,750
Other operating loss[2]	1,553	-	3,372	-
Impairment loss / (gain) on financial assets	76	(21)	(101)	30
Inflation adjustment	1,941	1,661	4,309	2,680
Other non-recurring costs	-	-	-	1,229
Adjusted EBITDA	**42,689**	**52,036**	**79,455**	**97,519**

Note: [1]In Q2 2024, the Finance income and costs, net line was impacted by the non-cash mark to market effect related to Argentine bonds investments in the amount of US$22.8 million. [2]In Q2 2024, the company wrote-off certain amounts related to merchants/processors off-boarded by dLocal.

Special note regarding Adjusted Net Income

Adjusted Net Income is a non-IFRS financial measure. As used by dLocal Adjusted net income is defined as the profit for the period (net income) excluding impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses, and other operating (gain)/loss, in line with our Adjusted EBITDA calculation (see detailed methodology for Adjusted EBITDA in page 13). It further excludes the accounting non-cash charges related to the fair value gain from the Argentine dollar-linked bonds and the exchange difference loss from the intercompany loan denominated in USD that we granted to our Argentine subsidiary to purchase the bonds. In addition, it excludes the inflation adjustment based on IFRS rules for hyperinflationary economies. We believe Adjusted Net Income is a useful measure for understanding our results for operations while excluding for certain non-cash effects such as currency devaluation and inflation. Our calculation for Adjusted Net Income may differ from similarly-titled measures presented by other companies and should not be considered in isolation or as a replacement for our measure of profit for the period as presented in accordance with IFRS.

The table below presents a reconciliation of dLocal's Adjusted net income:

$ in thousands	Three months ended 30 of June		Six months ended 30 of June	
	2024	**2023**	**2024**	**2023**
Net income as reported	**46,239**	**44,791**	**63,957**	**80,241**
Inflation adjustment	1,941	1,661	4,309	2,680
Loan - exchange difference	5,831	1,815	12,560	1,815
Fair value (loss) / gains of financial assets at FVTPL (bonds)	(22,774)	(3,565)	(33,589)	(3,654)
Impairment loss / (gain) on financial assets	76	(21)	(101)	30
Share-based payment non-cash charges	6,776	1,421	11,237	3,750
Other operating (gain)/loss	1,553	-	3,372	-
Other non-recurring costs	-	-	-	1,229
Tax on adjustments	5,998	(613)	4,638	(644)
Adjusted net income	**45,640**	**45,490**	**66,383**	**85,447**

Note: Adjusted Net Income is a non-IFRS financial measure. As used by dLocal Adjusted net income is defined as the profit for the period (net income) excluding impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses, and other operating (gain)/loss, in line with our Adjusted EBITDA calculation (see detailed methodology for Adjusted EBITDA in page 13). It further excludes the accounting non-cash charges related to the fair value gain from the Argentine dollar-linked bonds and the exchange difference loss from the intercompany loan denominated in USD that we granted to our Argentine subsidiary to purchase the bonds. In addition, it excludes the inflation adjustment based on IFRS rules for hyperinflationary economies. We believe Adjusted Net Income is a useful measure for understanding our results for operations while excluding for certain non-cash effects such as currency devaluation and inflation. Our calculation for Adjusted Net Income may differ from similarly-titled measures presented by other companies and should not be considered in isolation or as a replacement for our measure of profit for the period as presented in accordance with IFRS.
Unaudited quarterly results.

Earnings per share

We calculate basic earnings per share by dividing the profit attributable to owners of the group by the weighted average number of common shares issued and outstanding during the three-month and six-month periods ended June 30, 2024 and 2023.

Our diluted earnings per share is calculated by dividing the profit attributable to owners of the group of dLocal by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares.

The following table presents the information used as a basis for the calculation of our earnings per share:

	Three months ended 30 of June		Six months ended 30 of June	
	2024	**2023**	**2024**	**2023**
Profit attributable to common shareholders (thousands USD)	46,244	44,697	63,952	80,141
Weighted average number of common shares	293.430.253	291,700,873	294.781.316	293,403,907
Adjustments for calculation of diluted earnings per share	14.996.249	16,160,368	15.348.015	16,358,508
Weighted average number of common shares for calculating diluted earnings per share	308.426.502	307,861,241	310.129.331	309,762,415
Basic earnings per share	0.16	0.15	0.22	0.27
Diluted earnings per share	0.15	0.15	0.21	0.26

This press release does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, "Interim Financial Reporting" nor a financial statement as defined by International Accounting Standards 1 "Presentation of Financial Statements". The quarterly financial information in this press release has not been audited, whereas the annual results for the year ended December 31, 2023 are audited.

Conference call and webcast

dLocal's management team will host a conference call and audio webcast on August 14, 2024 at 5:00 p.m. Eastern Time. Please click here to pre-register for the conference call and obtain your dial in number and passcode.

The live conference call can be accessed via audio webcast at the investor relations section of dLocal's website, at https://investor.dlocal.com/. An archive of the webcast will be available for a year following the conclusion of the conference call. The investor presentation will also be filed on EDGAR at www.sec.gov.

About dLocal

dLocal powers local payments in emerging markets, connecting global enterprise merchants with billions of emerging market consumers in more than 40 countries across Africa, Asia, and Latin America. Through the "One dLocal" platform (one direct API, one platform, and one contract), global companies can accept payments, send pay-outs and settle funds globally without the need to manage separate pay-in and pay-out processors, set up numerous local entities, and integrate multiple acquirers and payment methods in each market.

Definition of selected operational metrics

"API" means application programming interface, which is a general term for programming techniques that are available for software developers when they integrate with a particular service or application. In the payments industry, APIs are usually provided by any party participating in the money flow (such as payment gateways, processors, and service providers) to facilitate the money transfer process.

"Cross-border" means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography.

"Local payment methods" refers to any payment method that is processed in the country where the end user of the merchant sending or receiving payments is located, which include credit and debit cards, cash payments, bank transfers, mobile money, and digital wallets.

"Local-to-local" means a payment transaction whereby dLocal is collecting and settling in the same currency.

"Net Revenue Retention Rate" or "NRR" is a U.S. dollar-based measure of retention and growth of dLocal's merchants. NRR is calculated for a period or year by dividing the Current Period/Year Revenue by the Prior Period/Year Revenue. The Prior Period/Year Revenue is the revenue billed by us to all our customers in the prior period. The Current Period/Year Revenue is the revenue billed by us in the current period to the same customers included in the Prior Period/Year Revenue. Current Period/Year Revenue includes revenues from any upselling and cross-selling across products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, in respect of such merchant customers, and excludes revenue from new customers on-boarded in the preceding twelve months. As most of dLocal revenues come from existing merchants, the NRR rate is a key metric used by management, and we believe it is useful for investors in order to assess our retention of existing customers and growth in revenues from our existing customer base.

"Pay-in" means a payment transaction whereby dLocal's merchant customers receive payment from their customers.

"Pay-out" means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal's merchant customers.

"Revenue from New Merchants" means the revenue billed by us to merchant customers that we did not bill revenues in the same quarter (or period) of the prior year.

"Revenue from Existing Merchants" means the revenue billed by us in the last twelve months to the merchant customers that we billed revenue in the same quarter (or period) of the prior year.

"TPV" dLocal presents total payment volume, or TPV, which is an operating metric of the aggregate value of all payments successfully processed through dLocal's payments platform. Because revenue depends significantly on the total value of transactions processed through the dLocal platform, management believes that TPV is an indicator of the success of dLocal's global merchants, the satisfaction of their end users, and the scale and growth of dLocal's business.

Rounding
We have made rounding adjustments to some of the figures included in this interim report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Forward-looking statements

This press release contains certain forward-looking statements. These forward-looking statements convey dLocal's current expectations or forecasts of future events, including guidance in respect of total payment volume, gross profit, Adjusted EBITDA, and Adjusted EBITDA over gross profit margin. Forward-looking statements regarding dLocal and amounts stated as guidance are based on current management expectations and involve known and unknown risks, uncertainties and other factors that may cause dLocal's actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the "Risk Factors," "Forward-Looking Statements" and "Cautionary Statement Regarding Forward-Looking Statements" sections of dLocal's filings with the U.S. Securities and Exchange Commission. Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof. In addition, dLocal is unable to present a quantitative reconciliation of forward-looking guidance for Adjusted EBITDA and Adjusted EBITDA over gross profit, which are forward-looking non-IFRS measures, because dLocal cannot reliably predict certain of their necessary components, such as impairment gains/(losses) on financial assets, transaction costs, and inflation adjustment.

dLocal Limited

Certain financial information
Consolidated Condensed Interim Statements of Comprehensive Income for the three-month and six-month periods ended June 30, 2024 and 2023
(In thousands of U.S. dollars, except per share amounts)

	Three months ended 30 of June		Six months ended 30 of June	
	2024	**2023**	**2024**	**2023**
Continuing operations				
Revenues	**171,279**	**161,138**	**355,709**	**298,425**
Cost of services	(101,468)	(90,378)	(222,927)	(165,828)
Gross profit	**69,811**	**70,760**	**132,782**	**132,597**
Technology and development expenses	(6,408)	(2,640)	(11,873)	(4,930)
Sales and marketing expenses	(4,505)	(3,106)	(9,136)	(7,963)
General and administrative expenses	(27,074)	(17,268)	(51,406)	(32,548)
Net impairment losses on trade receivables	(76)	21	101	(30)
Other operating (loss)/gain	(1,553)	-	(3,372)	-
Operating profit	**30,195**	**47,767**	**57,096**	**87,126**
Finance income	29,247	18,878	47,504	25,866
Finance costs	(1,202)	(11,419)	(19,160)	(17,016)
Inflation adjustment	(1,941)	(1,661)	(4,309)	(2,680)
Other results	**26,104**	**5,798**	**24,035**	**6,170**
Profit before income tax	**56,299**	**53,565**	**81,131**	**93,296**
Income tax expense	(10,060)	(8,774)	(17,174)	(13,055)
Profit for the period	**46,239**	**44,791**	**63,957**	**80,241**
Profit attributable to:				
Owners of the Group	**46,244**	**44,697**	**63,952**	**80,141**
Non-controlling interest	(5)	94	5	100
Profit for the period	**46,239**	**44,791**	**63,957**	**80,241**
Earnings per share (in USD)				
Basic Earnings per share	0.16	0.15	0.22	0.27
Diluted Earnings per share	0.15	0.15	0.21	0.26
Other comprehensive income				
Items that may be reclassified to profit or loss:				
Exchange difference on translation on foreign operations	(5,604)	1,675	(6,273)	3,163
Other comprehensive income for the period, net of tax	**(5,604)**	**1,675**	**(6,273)**	**3,163**
Total comprehensive income for the period, net of tax	**40,635**	**46,466**	**57,684**	**83,404**
Total comprehensive income for the period is attributable to:				
Owners of the Group	40,642	46,371	57,678	83,305
Non-controlling interest	(7)	95	6	99
Total comprehensive income for the period	**40,635**	**46,466**	**57,684**	**83,404**

dLocal Limited

Certain financial information
Consolidated Condensed Interim Statements of Financial Position as of June 30, 2024 and December 31, 2023
(In thousands of U.S. dollars)

	30 of June, 2024	31 of December, 2023
ASSETS		
Current Assets		
Cash and cash equivalents	531,620	536,160
Financial assets at fair value through profit or loss	120,297	102,677
Trade and other receivables	455,503	363,374
Derivative financial instruments	622	2,040
Other assets	10,878	11,782
Total Current Assets	**1,118,920**	**1,016,033**
Non-Current Assets		
Financial assets at fair value through profit or loss	-	1,710
Trade and other receivables	1,787	-
Deferred tax assets	1,913	2,217
Property, plant and equipment	3,576	2,917
Right-of-use assets	3,508	3,689
Intangible assets	60,637	57,887
Other Assets	5,343	-
Total Non-Current Assets	**76,764**	**68,420**
TOTAL ASSETS	**1,195,684**	**1,084,453**
LIABILITIES		
Current Liabilities		
Trade and other payables	719,097	602,493
Lease liabilities	782	626
Tax liabilities	26,907	20,800
Derivative financial instruments	815	948
Provisions	276	362
Total Current Liabilities	**747,877**	**625,229**
Non-Current Liabilities		
Deferred tax liabilities	2,299	753
Lease liabilities	3,106	3,331
Total Non-Current Liabilities	**5,405**	**4,084**
TOTAL LIABILITIES	**753,282**	**629,313**
EQUITY		
Share Capital	574	591
Share Premium	173,093	173,001
Treasury Shares	(181,670)	(99,936)
Capital Reserve	32,812	21,575
Other Reserves	(14,829)	(9,808)
Retained earnings	432,307	369,608
Total Equity Attributable to owners of the Group	**442,287**	**455,031**
Non-controlling interest	115	109
TOTAL EQUITY	**442,402**	**455,140**

dLocal Limited

Certain interim financial information
Consolidated Condensed Interim Statements of Cash flows for the three-month and six-month periods ended June 30, 2024 and 2023
(In thousands of U.S. dollars)

	Three months ended 30 of June		Six months ended 30 of June	
	2024	**2023**	**2024**	**2023**
Cash flows from operating activities				
Profit before income tax	56,299	53,565	81,131	93,296
Adjustments:				
Interest income from financial instruments	(6,473)	(15,313)	(13,915)	(22,212)
Interest charges for lease liabilities	44	52	87	95
Other finance expense	1,673	765	1,800	1,202
Finance expense related to derivative financial instruments	2,446	4,634	12,324	9,869
Net exchange differences	(1,469)	3,551	6,168	4,082
Fair value gain on financial assets at fair value through profit or loss	(22,774)	(3,565)	(33,589)	(3,654)
Amortization of Intangible assets	3,690	2,492	7,114	4,668
Depreciation of Property, plant and equipment and right-of-use	410	377	737	716
Disposals of property, plant and equipment, intangible assets and right-of-use asset	(62)	-	11	-
Share-based payment expense, net of forfeitures	6,776	1,421	11,237	3,750
Other operating loss	1,553	-	3,372	-
Net Impairment loss/(gain) on financial assets	76	(21)	(101)	30
Inflation adjustment	(5,982)	-	(11,874)	-
	36,207	**47,957**	**64,502**	**91,842**
Changes in working capital				
Increase in Trade and other receivables	(69,322)	(50,312)	(102,158)	(59,386)
Decrease/(Increase) in Other assets	(716)	(1,597)	2,503	12,157
Increase in Trade and other payables	67,268	148,761	113,232	190,139
Increase/(Decrease) in Tax Liabilities	8,870	(2,279)	7,750	(3,341)
Decrease in Provisions	(90)	(252)	(86)	(557)
Cash from operating activities	**42,218**	**142,278**	**85,743**	**230,854**
Income tax paid	(13,409)	(2,774)	(16,967)	(6,816)
Net cash from operating activities	**28,808**	**139,504**	**68,776**	**224,038**
Cash flows from investing activities				
Acquisitions of Property, plant and equipment	(440)	(608)	(1,226)	(657)
Additions of Intangible assets	(4,842)	(4,339)	(9,864)	(8,145)
Acquisitions of financial assets at FVTPL	(96,841)	(48,139)	(96,841)	(48,139)
Net collections/acquisitions of financial assets at FVPL	98,544	478	98,301	1,523
Interest collected from financial instruments	6,473	15,155	13,915	21,975
Net cash used in investing activities	**2,894**	**(37,453)**	**4,285**	**(33,443)**
Cash flows from financing activities				
Repurchase of shares	(81,751)	(61,011)	(81,751)	(97,929)
Share-options exercise	92	84	92	153
Interest payments on lease liability	(44)	(52)	(87)	(95)
Principal payments on lease liability	26	(146)	(69)	(276)
Finance expense paid related to derivative financial instruments	(888)	(9,184)	(11,039)	(11,337)
Other finance expense paid	(272)	(768)	(399)	(1,205)
Net cash (used in) / provided by financing activities	**(82,837)**	**(71,077)**	**(93,253)**	**(110,689)**
Net increase in cash flow	**(51,135)**	**30,975**	**(20,192)**	**79,906**
Cash and cash equivalents at the beginning of the period	**572,357**	**517,892**	**536,160**	**468,092**
Net increase in cash flow	(51,135)	30,975	(20,192)	79,906
Effects of exchange rate changes on cash and cash equivalents	10,398	519	15,652	1,388
Cash and cash equivalents at the end of the period	**531,620**	**549,386**	**531,620**	**549,386**

Investor Relations Contact:

investor@dlocal.com

Media Contact:

media@dlocal.com